Exhibit (a)(5)(clxlix)

For Immediate Release

Contact:	Bob Wynne
Oracle Corp.
(650) 506-5834
bob.wynne@oracle.com

ORACLE EXTENDS SUBSEQUENT OFFERING PERIOD BY TWO DAYS

PeopleSoft Stockholders Have Tendered 89.4 Percent Shares So Far

REDWOOD SHORES, Calif., January 4, 2005 — Oracle Corporation (NASDAQ: ORCL) today announced that it was extending the previously announced subsequent offering period of its tender offer for all outstanding shares of PeopleSoft, Inc. (NASDAQ: PSFT) to 8 p.m. New York City time on Thursday, January 6, 2005. The subsequent offering period was previously set to expire at 8 p.m. New York City time on January 4, 2005.

Including those shares tendered in the initial offering period, PeopleSoft stockholders have now tendered approximately 357,684,588 million shares or approximately 89.4 percent of PeopleSoft’s outstanding stock. Oracle has accepted for payment all shares tendered in the offer.

If at least 90 percent of the outstanding shares of PeopleSoft have been tendered before the expiration of the subsequent offering period, Oracle will carry out an expedited second-step merger, as permitted by Delaware law. The extension of the subsequent offering period will permit all stockholders who have not yet tendered to obtain the $26.50 per share offer price for their shares prior to consummation of the second-step merger.

During the subsequent offering period, Oracle’s acquisition subsidiary Pepper Acquisition Corp. will accept for payment and promptly pay for PeopleSoft shares as they are tendered. Stockholders who tender shares during such period will be paid the same $26.50 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. Pepper Acquisition Corp. may further extend the subsequent offering period. If the subsequent offering period is extended, Pepper Acquisition Corp. will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on December 15, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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